Exhibit 99.2

Investors, analysts and other interested parties can access Brookfield Infrastructure Partners’ 2008 third quarter results as well as the Unitholders’ Letter and Supplemental Financial Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The Third Quarter 2008 Results conference call can be accessed via webcast on November 4, 2008 at 9:00 a.m. EST at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

BROOKFIELD INFRASTRUCTURE PARTNERS ANNOUNCES

THIRD QUARTER 2008 RESULTS

Hamilton, Bermuda, November 4, 2008 – Brookfield Infrastructure Partners L.P. (the “Partnership”) (NYSE: BIP) today announced results for the third quarter ended September 30, 2008 for Brookfield Infrastructure L.P. (together with its subsidiaries, “Brookfield Infrastructure”).

The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of underlying operations in greater detail than results for the Partnership. Brookfield Asset Management Inc. (“Brookfield”) and its affiliates own the remaining 40% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

Adjusted net operating income (“ANOI”)1 for Brookfield Infrastructure totalled $13.1 million ($0.34 per unit) for the third quarter of 2008. During the period, Brookfield Infrastructure benefited from strong performance from its Chilean transmission operations, Transelec, which contributed an additional $1.8 million of non-recurring income due to retroactive increases in transmission rates. Transelec’s revenues also increased due to inflation indexation, favourable foreign exchange rate movements and additions to its transmission asset base. During the quarter, Brookfield Infrastructure received $5.3 million of dividends from TBE, its Brazilian transmission investment. Dividends from TBE are paid on a periodic basis, not necessarily quarterly. The strong performance in the transmission operations was offset by weak results from the timber operations which declined relative to the first half of the year as a result of the depressed price environment and reduced harvest levels. Quarterly results also reflect higher costs, specifically financing charges associated with Brookfield Infrastructure’s newly executed credit facility.

The following table presents the results for Brookfield Infrastructure on a total and per unit basis.

US$ millions (except per unit amounts)	Three months ended Sept. 30, 2008	Nine months ended Sept. 30, 2008
ANOI	$13.1	$44.9
– per unit[2]	$0.34	$1.17
Net income (loss)	$(1.4)	$6.5
– per unit[2]	$(0.04)	$0.17

[1]

ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items less income from predecessor. A reconciliation of net income to ANOI is available in the Partnership’s Supplemental Financial Information for the quarter ended September 30, 2008 at www.brookfieldinfrastructure.com.

[2]

Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis. Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership.

The following table presents the proforma3 results for Brookfield Infrastructure:

US$ millions (except per unit amounts)	Three months ended Sept. 30,		Nine months ended, Sept. 30,
	2008	2007	2008	2007
ANOI	$13.1	$17.4	$52.2	$47.6
– per unit[2]	$0.34	$0.45	$1.36	$1.23
Net income (loss)	$(1.4)	$5.3	$6.2	$11.3
– per unit[2]	$(0.04)	$0.14	$0.16	$0.30

“As a result of extreme turbulence in the U.S. housing market and weakness in the broader economy, the timber industry continues to face very challenging market conditions. In light of this, we are optimizing our harvest levels and reducing sales of second growth Douglas-fir in order to preserve the value of this premium quality inventory,” said Sam Pollock, Co-Chief Executive Officer of Brookfield’s infrastructure group.

Exercise of TBE Put Option

Brookfield Infrastructure exercised an option to sell its minority interests in TBE and expects to receive proceeds from the sale of approximately R$480 million. The primary purchaser of TBE will be CEMIG, the electric utility for the state of Minas Gerais in Brazil. Concurrent with the exercise of the put option, Brookfield Infrastructure entered into a foreign exchange hedge to lock in projected proceeds in U.S. dollars. After-tax proceeds are anticipated to be approximately $270 million, of which $27 million has already been received from a realized hedge gain. The proceeds will be used to fund growth capital investments and acquisitions, as well as for general corporate working capital purposes. Closing is expected to occur in January of 2009 subject to receipt of regulatory and other approvals.

“We believe that the sharp downturn in the global capital markets will provide Brookfield Infrastructure with very attractive opportunities in all of its targeted sectors. With the proceeds from the TBE put option and its credit facility, Brookfield Infrastructure is expected to have liquidity in excess of $600 million to help capitalize on these opportunities and create unitholder value.” added Aaron Regent, Co-Chief Executive Officer of Brookfield’s infrastructure group.

Increased Investment in Longview

In early November 2008, Longview Timber Holdings Corp. (“Longview”), in which Brookfield Infrastructure holds a 30% interest, is expected to complete the add-on acquisition of a 67,661 acre tree farm in Washington State for $163 million. The property is in close proximity to Longview’s existing asset base and will benefit from efficiencies associated with integration into Longview’s operations. Concurrently, Longview will repay its outstanding bridge loan whose principal amount was $250 million as of the end of the third quarter. In order to fund these amounts, Longview will issue $70 million of long-term debt and finance the balance with new equity. Brookfield Infrastructure will invest $103 million directly and indirectly into Longview in order to maintain its interest at the 30% level.

[3]	These proforma results reflect the following transactions as if they occurred on January 1, 2008:

•	Brookfield Infrastructure’s increased ownership in Transelec to approximately 17.8%;

•	The acquisition of 100% of Brookfield Infrastructure’s Ontario transmission operations; and

•	The spin-off of Brookfield Infrastructure from Brookfield and related transactions including entry into a master services agreement with Brookfield.

The comparative results for the three and nine-month periods ended September 30, 2007 assume that the current operations were all held by Brookfield Infrastructure on the same basis as the current period. Proforma financial statements are posted on www.brookfieldinfrastructure.com.

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As it expands its asset base, Brookfield Infrastructure’s objective is to build a portfolio that is balanced primarily between utilities, transportation and timber operations, with a smaller allocation to other infrastructure.

Unit Repurchase Program

The Partnership has implemented a unit repurchase program because it believes that, from time to time, the market price of the Partnership’s limited partnership units (“Units”) may be a compelling investment opportunity relative to other investments under consideration.

Under the unit repurchase program, the Board of Directors of the Partnership’s general partner authorized the Partnership to repurchase up to $25 million of its Units, subject to the receipt of regulatory approval for the repurchase of more than 1,167,043 Units in the aggregate. Repurchases pursuant to this program will be made through the facilities of the New York Stock Exchange. Repurchases are authorized to commence on November 10, 2008 and will terminate on November 9, 2009, or earlier should the Partnership complete its repurchases prior to such date. Repurchases shall occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws. All Units acquired by the Partnership under this program will be cancelled.

Appointment of new Director

The Partnership is pleased to announce the appointment of Anne Schaumburg to the Board of Directors and the audit committee of the general partner of the Partnership and Brookfield Infrastructure L.P. Ms. Schaumburg is a member of the Board of Directors of NRG Energy, Inc. Her career has included, from 1984 to 2002, positions with Credit Suisse First Boston in the Global Energy Group, where she last served as Managing Director and prior thereto, positions with the Utilities Group of Dean Witter Financial Services Group.

With Ms. Schaumburg’s appointment, the membership of the audit committee consists of Danesh Varma (Chair), James Wallace and Anne Schaumburg.

Distribution Declaration

The Board of Directors of the general partner of the Partnership has declared a quarterly distribution in the amount of US$0.265 per Unit, payable on December 31, 2008 to unitholders of record as at the close of business on November 28, 2008.

Information on the Partnership’s declared distributions can be found on the Partnership’s web site under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Information for the quarter ended September 30, 2008 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors

3 | Brookfield Infrastructure Partners L.P.

with similar attributes. The Partnership’s units trade on the New York Stock Exchange under the symbol BIP. For more information, please visit Brookfield Infrastructure Partners’ web site at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors:

Tracey Wise

Vice President, Investor Relations & Communications Brookfield Asset Management Inc.

Tel:    416-956-5154

Email twise@brookfield.com

Media:

Denis Couture

Senior Vice President, Investor Relations, Corporate & International Affairs Brookfield Asset Management Inc.

Tel:    416-956-5189

Email: dcouture@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “expects”, “will”, “anticipated”, “believe”, “should”, “grows”, “objective”, “shall”, “tend”, “seeks” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this press release include statements regarding the receipt, amount and use of proceeds from the exercise of the TBE put option, acquisition opportunities in Brookfield Infrastructure’s targeted sectors and its ability to capitalize on such opportunities, the ability to integrate and create and benefit from efficiencies from Longview’s acquisition of the Washington State located tree farm, the proposed investment in Longview, Brookfield Infrastructure’s ability to build a balanced portfolio in its targeted areas, the proposed unit repurchase program, the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure’s plans for growth through acquisitions. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this press release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the market for electricity transmission in Chile and Brazil and related regulatory developments, the fact that success of the Partnership is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s 2007 Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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Brookfield Infrastructure L.P.

Balance Sheet

(in millions of U.S. dollars)	As of September 30, 2008 (unaudited)	As of December 31, 2007 (audited)
Assets

Current assets
Cash and cash equivalents	$31.4	$221.3
Accounts receivable and other	32.6	9.2

Total current assets	64.0	230.5

Cost accounted investments	195.2	195.2
Equity accounted investments	589.5	505.8
Property, plant and equipment	198.3	210.6
Other Assets	5.7	2.8
Deferred taxes	13.0	13.0

	$1,065.7	$1,157.9

Liabilities and Partnership Capital

Liabilities
Accounts payable and other liabilities	$30.3	$14.7
Non-recourse borrowings	111.9	115.0
Deferred tax liabilities	6.7	23.7
Preferred shares	20.0	20.0

Total liabilities	168.9	173.4

Redeemable partnership units	233.5	354.2

Partnership Capital
Retained earnings	79.4	22.4
Accumulated other comprehensive income	29.8	21.5
Partnership units	554.1	586.4

Total liabilities and partnership capital	$1,065.7	$1,157.9

The balance sheet has been prepared based upon currently available information and assumptions deemed appropriate by management.

5 | Brookfield Infrastructure Partners L.P.

Brookfield Infrastructure L.P.

Statements of Operations

	For the three-month period ended September 30		For the nine-month period ended September 30
(unaudited, in millions of U.S. dollars)	2008	2007	2008	2007
Revenues	$8.9	$—	$18.9	$—
Cost of revenues (exclusive of depreciation expense)	(0.5)	—	(1.7)	—
Depreciation expense	(1.5)	—	(3.5)	—

Gross margin	6.9	—	13.7	—
Selling, general and administrative expenses	(5.5)	—	(11.4)	—
Losses on disposal of property, plant and equipment	(0.4)	—	(0.8)	—
Pre-acquisition income of acquired entity	—	2.9	2.6	6.9
Dividend income	5.3	—	11.0	—
Other income	0.1	—	0.7	—

	6.4	2.9	15.8	6.9
Interest expense	(3.8)	—	(6.7)	—

Net income before below noted items	2.6	2.9	9.1	6.9
Income tax expense	(1.3)	—	(2.1)	—
Earnings from equity accounted investments	(2.7)	—	(0.5)	—

Net income (loss)	$(1.4)	$2.9	$6.5	$6.9

Since it was wholly-owned by Brookfield prior to its acquisition on March 12, 2008 by Brookfield Infrastructure, which is also controlled by Brookfield, the Ontario transmission operations remained under common control by Brookfield following the acquisition. As a consequence, the Ontario transmission operations’ results of operations are included in Brookfield Infrastructure’s historical results. However, the economic benefit from the Ontario transmission operations did not begin accruing to Brookfield Infrastructure until March 12, 2008, therefore, we present results prior to that date as pre-acquisition income of acquired entity in Brookfield Infrastructure’s statement of operations.

The statement of operations has been prepared based upon currently available information and assumptions deemed appropriate by management.

6 | Brookfield Infrastructure Partners L.P.

Brookfield Infrastructure Partners L.P.

Balance Sheet*

(unaudited, in millions of U.S. dollars)	As at September 30, 2008
Assets

Investment in Brookfield Infrastructure Limited Partnership	$538.1

Equity

Unitholders’ equity	$538.1

*	The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which it accounts for using the equity method. As a result, the Partnership’s balance sheet reflects 60% of Brookfield Infrastructure’s balance sheet (see page 5).

7 | Brookfield Infrastructure Partners L.P.

Brookfield Infrastructure Partners L.P.

Statement of Operations*

(unaudited, in millions of U.S. dollars)	Three months ended September 30, 2008	Nine months ended September 30, 2008
Share of Brookfield Infrastructure Partners Limited Income (loss)	$(0.8)	$3.9

Net income (loss)	$(0.8)	$3.9

*	The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which it accounts for using the equity method. As a result, the Partnership’s statement of operations reflects 60% of Brookfield Infrastructure’s statement of operations (see page 6).

8 | Brookfield Infrastructure Partners L.P.